File number ~~82-524~~



FRIENDS PROVIDENT

Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549

4 September 2006





SUPPL

Dear Sir

Friends Provident plc - File number 82 - 524

I enclose recent releases to the London Stock Exchange, since our last submission to you: -

12-Aug-06	Director/PDMR Shareholding
16-Aug-06	Director/PDMR Shareholding
18-Aug-06	Treasury Stock
01-Sep-06	Treasury Stock

Should you require any assistance, please do not hesitate to contact me by email to jenni.horn@friendsprovident.co.uk.

Yours sincerely

Ms. Jenni Horn
Senior Company Secretariat Assistant

Enc.

9/12



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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Director/PDMR Shareholding
Released	17:55 12-Aug-06
Number	PRNUK-1008

Treasury Shares and notification of interests of directors/persons discharging managerial responsibility and connected persons pursuant to DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b)

10 August 2006

Friends Provident plc announces the transfer of 12,830 treasury shares from the Treasury Shares Account to participants of the Friends Provident plc ShareSave Scheme and the Deferred Share Plan and to option holders of the Friends Provident plc Executive Share Option Scheme on 10 August 2006.

In addition, the Company transferred 20,062 treasury shares to the trustees of the Friends Provident plc Share Incentive Plan (SIP) at a price of £1.83 per share for the July 2006 contribution. The Company has received notification from the following persons discharging managerial responsibility, including the executive directors of the Company, that of the 20,062 shares acquired by the trustees, they have each acquired shares through the SIP as follows:

DIRECTORS

Name	Shares Purchased on 8 August 2006	Shares beneficially held following purchase
A R G Gunn	68	105,294
K Satchell	68	207,562

OTHER PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY

Name	Shares Purchased on 8 August 2006	Shares beneficially held following purchase
S J Clamp	68	3,796
A P Jackson	68	8,165
J R McIver	68	8,275
R Sepe	68	10,587
J Stevens	68	9,831
P T Tunnicliffe	68	8,971

Executive directors of Friends Provident plc participating in the SIP are to be regarded as interested in 10,624 shares out of the 2,056,281 shares held by the trustees of the SIP.

Following the transfer of the above treasury shares, the issued share capital of the Company is 2,139,144,959 ordinary shares of 10p each of which 24,277,925 shares are held in treasury.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Director/PDMR Shareholding
Released	16:26 16-Aug-06
Number	PRNUK-1608

Treasury Shares and notification of interests of directors/persons discharging managerial responsibility and connected persons pursuant to DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b)

16 August 2006

Friends Provident plc (the 'Company') today announces that it has been notified on 15 August 2006 that P W Moore, a director of the Company has, following the vesting of the 2003 Long Term Incentive Plan, exercised options in respect of 105,699 ordinary shares of the Company at an option price of 10p per share. Of these shares, 53,968 were sold at a price of £1.81 per share and 51,730 have been transferred to Amanda Moore, a Connected Person. Following these transactions, the total number of shares in the Company held by Mr Moore and his Connected Person is 53,063.

The notification of these transactions is made pursuant to Disclosure Rules DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b) and is also deemed to be disclosure made in accordance with Section 324 (as extended by Section 328) of the Companies Act 1985 where appropriate.

The Company has transferred 105,699 ordinary shares from the Treasury Shares Account to satisfy its obligations following the exercise of these options. Following the transfer, the issued share capital of the Company is 2,139,144,959 ordinary shares of 10p each of which 24,172,226 shares are held in treasury.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Treasury Stock
Released	14:54 18-Aug-06
Number	PRNUK-1808

Treasury Shares

18 August 2006

Friends Provident plc announces that following the transfer of 30,735 treasury shares from the Treasury Shares Account to option holders of the Friends Provident plc Executive Share Option Scheme, the issued share capital of the Company is 2,139,144,959 ordinary shares of 10p each of which 24,141,491 shares are held in treasury.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Treasury Stock
Released	15:01 01-Sep-06
Number	PRNUK-0109

Treasury Shares

1 September 2006

Friends Provident plc announces that following the transfer of 28,806 treasury shares from the Treasury Shares Account to option holders of the Friends Provident plc ShareSave Scheme and the Friends Provident plc Executive Share Option Scheme, the issued share capital of the Company is 2,139,144,959 ordinary shares of 10p each of which 24,112,685 shares are held in treasury.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

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